February 6, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Synaptics Incorporated
Form 10-K for the Fiscal Year Ended June 28, 2014 and Form 10-Q for the Quarterly
Period Ended September 27, 2014
File No. 000-49602

Dear Mr. Gilmore:

Synaptics Incorporated (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 28, 2015 relating to the aforementioned Form 10-K and Form 10-Q. For reference purposes, the text of your letter dated January 28, 2015 has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “Synaptics,” “our,” “us,” or “we” mean Synaptics Incorporated on a consolidated basis with its wholly owned subsidiaries. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended June 28, 2014

General

1.	You state on page 11 of the 10-K that your sales to Samsung Display Co. and its affiliates accounted for approximately 28% of your net revenues for fiscal 2014. The Samsung Electronics Co. (Samsung) 2013 Annual Report states that Samsung Display Co. is a subsidiary of Samsung. The Samsung website indicates that Samsung has a store in Sudan and refers to the unavailability in Syria of certain features of touchpad-controlled Samsung TVs. Additionally, we are aware of publicly available information referring to a Samsung license and a Samsung franchise in Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if

Synaptics Incorporated — 1251 McKay — San Jose, CA 95131 USA

Ph: 408.904.1100 l Fax: 408. 904.1110

www.synaptics.com

any, whether through subsidiaries, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: We acknowledge the Staff’s comments and advise that the Company has not during the periods covered by the Form 10-K and Form 10-Q, and do not currently provide, and have no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments, or entities they control. Moreover, the Company has not entered into any agreements or arrangements with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. Furthermore, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

The Company has no knowledge of or any basis to believe that the Company’s products were, or will in the future be, incorporated into Samsung products sold, either directly or indirectly, in Sudan or Syria. Samsung has not provided the Company with information sufficient for the Company to reasonably determine sales of Samsung products on a geographic basis.

We have an export control team that handles all export control matters for the Company and implements procedures to assist our employees in complying with economic sanctions laws and export controls administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Commerce Department’s Bureau of Industry and Security.

We have several internal checkpoints to monitor direct sales of our products to ensure that such products are not sent to countries which have been embargoed, sanctioned or to which shipments and sales are otherwise prohibited by the United States government. Our sales, sales operations and export control teams monitor sales orders to ensure that they do not originate in or are not sent to such countries. Once our products are sent to our contract manufacturers, the contract manufacturers, prior to shipping to our freight forwarders, also verify that the shipment complies with export control laws. Our freight forwarders complete the final check for export compliance, checking the shipment of our products against a list of embargoed countries and verifying that the shipment complies with export control laws. At all checkpoints, if there is an issue with the shipment relating to export control, our export control team will be notified for appropriate remedial action. Our export control team also periodically audits our shipment logs to ensure our compliance with export control laws.

In addition, we have taken steps to ensure that our products are not sold, directly or indirectly, to any customers in Sudan or Syria through provisions set forth in our agreements with all of our customers. With many of our customers, we have sales agreements which include a clause expressly requiring the customer to comply with export laws. For other customers, including Samsung, we sell our products on a purchase order basis, where each order is accepted pursuant to our order acknowledgement, which again, specifically states that the customer must comply with all laws, including export and import laws.

Furthermore, the Company has a Code of Conduct which applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s policy that all employees must respect and obey all laws, rules, and regulations applicable to the business and operations of the Company, which include economic sanctions laws and regulations.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: We acknowledge the Staff’s comment and, as indicated in our response to Comment No. 1 above, the Company has not had any contacts with Sudan or Syria. Therefore, the Company has not had any revenue, assets and liabilities associated with Sudan or Syria for the last three fiscal years and the subsequent interim period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

3.	We note your disclosure of cash and cash equivalents held by foreign subsidiaries. We further note based on your disclosure on page F-32 that a significant portion of the company’s revenues are related to customers located in China. Please tell us the amount of cash and investments that is held within China. If material, tell us what consideration was given to disclosing this as well as including a discussion of any restrictions from repatriating cash out of China and the risks related to currency controls in China. Refer to Instruction 6 of Item 303(a) of Regulation S-K and codified FRC 501.02 for further guidance.

Response: Our cash and investments in China total less than $2 million, which we do not believe is material. Our business structure in Asia was established in a manner that would minimize restrictions on cash movements between our foreign operations. Accordingly, we do not believe disclosure of our China-based cash and investments is meaningful to investors at this time. However, if circumstances should change in the future and our China-based cash and investments subject to currency controls and restrictions becomes material, we will include such disclosure in future filings in accordance with Instruction 6 of Item 303(a) of Regulation S-K and codified FRC 501.02.

Form 10-Q for the Quarterly Period Ended September 27, 2014

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 11. Income Taxes, page 15

4.	We note your disclosure that you consider earnings of your foreign subsidiaries indefinitely invested outside of the United States and have made no provision for taxes that may result from future remittances of the undistributed earnings. We further note management’s statement on the Q1 2015 conference call indicating that the initial cash payment for the Renesas SP Drivers acquisition was funded with $250 million of bank debt and foreign cash. Please tell us the amount, if any, of foreign cash used to fund the acquisition and the related tax impact, if any. If you repatriated foreign cash to fund the acquisition, tell us what consideration was given to the impact on your conclusion that earnings of your foreign subsidiaries are indefinitely invested outside of the United States.

Response: Our acquisition of Renesas SP Drivers, or RSP, was completed using our Swiss subsidiary, Synaptics Holding GmbH, and RSP became a second tier foreign subsidiary within the Synaptics group of companies. Our United States (U.S.) parent company borrowed $250 million and loaned the net cash received of $245 million to our Swiss subsidiary. Our Swiss subsidiary then utilized the cash received from our U.S. parent company together with $103 million of foreign cash to fund the initial purchase price of $348 million. Any future payments to the former stockholders of RSP will be paid by Synaptics Holding GmbH with foreign cash. Accordingly, no foreign cash has been or will be repatriated to the United States for the RSP acquisition and no foreign cash is anticipated to be repatriated to the United States in the foreseeable future. Therefore, we consider earnings of our foreign subsidiaries indefinitely invested outside of the United States.

If you have any questions regarding our responses, please feel free to contact me by telephone at (408) 904-2741 or by facsimile at (408) 904-2742.

Very truly yours, Synaptics Incorporated

By:	/s/ John McFarland
John McFarland Senior Vice President, General Counsel, and Secretary

cc:	Joyce Sweeney, SEC
Christine Davis, SEC
Micheal Reagan, Jones Day
Stuart Ogg, Jones Day